December 7, 2011

Ms. Kathy Churko
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Persimmon Growth Partners Fund, L.P. Form N-CSR for the Fiscal Year Ended March 31, 2011

Dear Ms. Churko:

In two telephone conversations with Greg Horn and Brian Ferko – one occurring on Wednesday, November 9, 2011 and the other occurring on November 17, 2011  – you had questions  with respect to the 2011 Form N-CSR (hereinafter, the “Filing”) for Persimmon Growth Partners Fund, L.P. (hereinafter, the “Fund”).  Your requests (numbered for convenience) followed by the response of Persimmon Capital Management, LP, the Fund’s investment manager and sponsor (hereinafter, “PCM” or the “Adviser”) are as follows:

1.	Note number 5 to the Fund’s Financial Statements references a Line of Credit, please describe for what the Line of Credit is to be used.

Response: The Fund’s Line of Credit with Royal Bank of Canada provides the Fund with credit to “bridge” the timing differences of the redemption of underlying fund investments with new fund investments in order to keep the fund nearly fully invested.  The Line may also be used to meet redemptions from Fund investors when new subscriptions are visible, based upon the repurchase offers received by the Fund from time to time pursuant to tender offers authorized by the Fund’s Board of Directors. No part of the Line of Credit is used by PCM.

2.	Note number 2 to the Fund’s Financial Statements references that capital contributions to the Fund may be made at the beginning of any month. Please describe how the contributions are invested.

Response: Based on disclosures in the Fund’s Registration Statement on Form N-2, investors may make a capital contribution as of (i.e., immediately preceding) the start of business on the first Business Day of each month on which the NYSE is open for unrestricted trading (a “Monthly Transaction Date”).

Cash amounts needed to fund an initial subscription or subsequent purchase must be delivered by check or by wire in advance of the Monthly Transaction Date. Any amounts received in connection with a subscription for Interests will promptly be placed in an escrow account with the Escrow Agent, as the Fund’s escrow agent, prior to their investment in the Fund.  Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to the Fund.  On the subscription date, the Escrow Agent will transfer the funds to the Custodian.

3.
Note number 1 to the Fund’s Financial Statements states that Persimmon Capital Management, L.P. is an investment adviser registered under the Investment Company Act of 1940, as amended. Please clarify that Persimmon Capital Management, LP is registered under the Investment Advisers Act of 1940, as amended.

Response: Persimmon Capital Management, LP is registered under the Investment Adviser’s Act of 1940, as amended, not the Investment Company Act of 1940, as amended. The Fund undertakes to make this change in the Notes to Financial Statements for subsequently filed Form N-CSRs.

4.	Footnote number 1 to the Financial Statements discloses the Fund’s fair valuation process. Please disclose the role of the Fund’s Board of Directors in fair valuing of securities.

Response: The Fund’s Administrator will calculate the net asset value as of the close of business of the New York Stock Exchange, (generally 4:00 p.m. Eastern Standard Time) on the last business day of each Accounting Period (defined below), unless the calculation of the net asset value has been suspended.  The Fund will value interests in the Investment Funds at fair value, which ordinarily will be the value determined by their respective investment managers in accordance with procedures established by the Board of Directors.  Pursuant to these procedures, the Board may appoint persons to assist it in determining fair value and to make the actual calculations under the Board’s direction, e.g., through the establishment of a valuation committee. Employees of the Adviser and Administrator comprise the Fund’s Valuation Committee. The Valuation Committee is responsible for reporting to the Board fair valuations of securities.  The net asset value for the Fund is comprised of the net asset value of the Investment Funds in which the Fund invests, less the expenses and liabilities of the Fund, and other assets in which the Fund invests.  Special situations affecting the calculation of net asset value may arise from time to time.  You should be aware that, generally, the Fund, the Adviser and the Administrator will not be able to examine or verify the valuations provided by the Investment Funds.  Absent bad faith or manifest error, the determination of net asset value of the Fund is conclusive and binding on all investors. The term “Accounting Period” means the following periods:  the initial Accounting Period will begin upon the initial opening of the Fund and each subsequent Accounting Period will begin immediately after the close of the immediately preceding Accounting Period.  Each Accounting Period will close at the close of business on the first to occur of (i) the date immediately prior to the effective date of the admission of a new Partner and/or an increase in a Partner’s capital contribution; (ii) the effective date of any withdrawal by a Partner, (iii) the date when the Fund dissolves and/or terminates, (iv) the last Business Day of each month, (v) at such other time as may be required by governmental rules and regulations imposed upon the General Partner, the Adviser or the Fund, or (vi) at such other time as the General Partner determines, in its sole and absolute discretion Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net asset value if the judgments of  the Board, the General Partner, the Adviser, or investment managers to the Investment Funds should prove incorrect. Managers to the Investment Funds only provide determinations of the net asset value of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Fund more frequently.  The interests in the Investment Funds in which the Fund invests or plans to invest are generally illiquid. The Fund may not be able to dispose of Investment Fund interests that it has purchased.

The Fund hereby undertakes to include similar disclosure in future Form N-CSR filings.

5.	Note number 2 to the Notes to Financial Statements states that the Adviser may waive, and has waived, the management fee with respect to certain affiliates. Please describe who receives these waivers.

Response: The Fund’s Registration Statement discloses that PCM may, in its discretion, waive all or part of the Management Fee with respect to any Partner in the Master Fund.  The Management Fee will be waived with respect to employees of the General Partner and the Adviser.

Partners are the General Partner, Persimmon GP, LLC, and other investors in the Fund, who are limited partners.

The Fund hereby undertakes to include similar disclosure in future Form N-CSR filings.

6.	Please include as part of the Fund’s fidelity bond filing with the SEC the resolution approved by the Fund’s Board of Directors approving the form and amount of the bond.

Response: The resolution approved by the Fund’s Board of Directors approving the form and amount of the bond is included with the transmittal letter filed with the fidelity bond, as filed with the SEC on September 27, 2011. The Fund will undertake to file the resolution with a copy of the Bond in future Form 40-17G filings.

7.	Please state how income/expenses allocations are calculated.

Response:  Persimmon Growth Partners Investor Fund (the “Feeder Fund”), owned 94.90% of the Fund at March 31, 2011. Income and expenses, excluding management fees, are allocated based on the Feeder Fund’s beginning of month pro-rata ownership percent in the Fund. This includes the allocation of realized and unrealized gains/losses incurred in the Fund. Management fees are calculated separately based on the Feeder Fund’s monthly capital balance in the Fund, in arrears (after income and expenses), at 0.08333% (1.0% annually).

8.
The Report of Independent Registered Public Accounting Firm included for the Persimmon Growth Partners Investor Fund references in the last paragraph the “Persimmon Growth Partners Fund, L.P.” Please state the correct Fund in the Report.

Response: The inclusion of Persimmon Growth Partners Fund, L.P. in the Report is a typographical error. The Report included with future Form N-CSR filings will state the correct Fund, Persimmon Growth Partners Investor Fund.

9.	Explain whether Persimmon Growth Partners Investor Fund is to maintain and file with the SEC a fidelity bond pursuant to Section 17g and Rule 17g-1 under the Investment Company Act of 1940.

Response:  Persimmon Growth Partners Investor Fund is not required to maintain a fidelity bond pursuant to Section 17g or Rule 17g-1 thereunder because it is a “feeder” fund, investing all of its assets in Persimmon Growth Partners Fund, L.P. According to a letter from the SEC to the Investment Company Institute dated April 12, 1995, feeder funds in a master feeder arrangement are not required to maintain fidelity bond coverage because the bond would cover the same assets as the master fund. Accordingly, Persimmon Growth Partners Investor Fund does not maintain a separate fidelity bond. (See letter to Paul Schott Stevens, General Counsel, ICI from Jack W. Murphy, Associate Director, SEC Division of Investment Management (April 12, 1995)).

Please note that in responding to the above-referenced comments:

•	PCM is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	PCM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours, /s/ Greg Horn Greg Horn President Persimmon Capital Management, LP